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Consent of Independent Registered Public Accounting Firm

The Board of Directors

Gildan Activewear Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•
 our Independent Auditors’ Report of Registered Public Accounting Firm dated November 20, 2013 on the consolidated statement of financial position as at September 29, 2013 and September 30, 2012, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended September 29, 2013 and September 30, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information;

•	our Report of Independent Registered Public Accounting Firm dated November 20, 2013 on the Company’s internal control over financial reporting as at September 29, 2013;

each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended September 29, 2013.

November 26, 2013

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120841

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